SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28763; File No. 812-13664]

Deutsche Bank Securities Inc., et al.; Notice of Application and Temporary Order

June 9, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section

9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them

from section 9(a) of the Act, with respect to an injunction entered against Deutsche Bank

Securities Inc. ("DBSI") on June 9, 2009 by the United States District Court for the

Southern District of New York ("Injunction"), until the Commission takes final action on

an application for a permanent order. Applicants also have applied for a permanent order.

Applicants: DBSI, Deutsche Investment Management Americas, Inc. ("DIMA"), Deutsche

Asset Management (Hong Kong) Limited ("DeAM (HK)"), Deutsche Asset Management

International GmbH ("DeAMI"), Deutsche Asset Management (Japan) Limited

("DeAMJ"), Deutsche Investments Australia Limited ("DIAL"), RREEF America L.L.C.

("RREEF"), RREEF Global Advisors Limited ("RREEF (G)"), and DWS Investments

Distributors, Inc. ("DIDI") (collectively, other than DBSI, the "Fund Servicing

Applicants" and together with DBSI, the "Applicants").[1]

Filing Date: The application was filed on June 9, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

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[1] Applicants request that any relief granted pursuant to the application also apply to any other company of which DBSI is or may become an affiliated person (together with the Applicants, the "Covered Persons").

the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 6, 2009, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: DBSI, 60 Wall Street, New York, NY 10005; DIMA, 345 Park Avenue, New York, NY 10154; DeAM (HK), 48/F Cheung Kong Centre, 2 Queen's Road Central, Hong Kong, China; DeAMI, Mainzer Landstrasse 178-190, Frankfurt AM Main, 60327; DeAMJ, Sanno Park Tower, 2-11-1, Nagata-Cho, Chiyoda-Ku, Tokyo, 100-6173; DIAL, Deutsche Bank Place, Level 16, CNR Hunter and Phillip Streets, Sydney, NSW 2000; RREEF, 875 N. Michigan Avenue, 41st Floor, Chicago, IL 60611; RREEF (G), Winchester House, 1 Great Winchester Street, London, United Kingdom EC2N 2DB; and DIDI, 222 South Riverside Plaza, Chicago, IL 60606.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821, (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

1.   Deutsche Bank AG ("DB") is a stock corporation organized under the laws of the Federal Republic of Germany. DBSI is an indirect wholly-owned subsidiary of DB, and an affiliated person of each Fund Servicing Applicant within the meaning of section 2(a)(3) of the Act (by virtue of being under common control with the Fund Servicing Applicants). DBSI provides securities brokerage and investment advisory services to private clients and institutions and correspondent clearing services to broker-dealers. DBSI also provides a variety of capital raising, market making, and brokerage services for its government, financial institution, and corporate clients, including fixed income and equity sales and trading, emerging markets activities, and equity market research and investment banking.

2.   DIMA, DeAM (HK), DeAMI, DeAMJ, DIAL, RREEF, and RREEF (G) are registered as investment advisers under the Investment Advisers Act of 1940, as amended ("Advisers Act") and provide investment advisory or subadvisory services to registered investment companies ("Funds"). DIDI is a broker-dealer registered under the Securities Exchange Act of 1934 ("Exchange Act") and serves as principal underwriter to Funds.

3.   On June 9, 2009, the United States District Court for the Southern District of New York entered a judgment against DBSI ("Judgment") in a matter brought by the Commission.[2] The Commission alleged in the complaint ("Complaint") that DBSI violated section 15(c) of the Exchange Act by marketing auction rate securities as highly liquid investments comparable to cash or money market instruments and by selling auction rate securities to its customers without adequately disclosing the risks involved in

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[2]   Securities and Exchange Commission v. Deutsche Bank Securities Inc., Judgment on Consent Against Defendant Deutsche Bank Securities Inc., 09 Civ. 5174 (S.D.N.Y. June 9, 2009).

purchasing such securities. Without admitting or denying the allegations in the Complaint, except as to jurisdiction, DBSI consented to the entry of the Judgment that included, among other things, the entry of the Injunction and other equitable relief including undertakings to take various remedial actions for the benefit of purchasers of certain auction rate securities.

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from, among other things, engaging in or continuing any conduct or practice in connection with the purchase or sale of a security, or in connection with activities as an underwriter, broker or dealer, from acting, among other things, as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company. Section 9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that DBSI is an affiliated person of each of the other Applicants within the meaning of section 2(a)(3) of the Act. Applicants state that the entry of the Injunction results in Applicants being subject to the disqualification provisions of section 9(a) of the Act.

2.   Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) if it is established that these provisions, as applied to the Applicants, are unduly or

disproportionately severe or that the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a temporary and permanent order exempting them and Covered Persons from the disqualification provisions of section 9(a) of the Act.

3. Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4. Applicants state that the alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, subadviser or depositor to any Fund or in the capacity of principal underwriter for any open-end Fund, UIT, or registered face-amount certificate company. Applicants also state that none of the current or former directors, officers, or employees of the Fund Servicing Applicants had any responsibility for, or had any involvement in, the conduct alleged in the Complaint. Applicants further state that the personnel at DBSI who were involved in the violations alleged in the Complaint have had no and will not have any future involvement in providing investment advisory, subadvisory, depository or underwriting services to Funds.

5. Applicants state that their inability to continue to provide investment advisory, subadvisory and underwriting services to Funds would result in potential hardship for the Funds and their shareholders. Applicants state that they will, as soon as reasonably practicable, distribute written materials, including an offer to meet in person to

discuss the materials, to the boards of directors ("Boards") of the Funds for which the

Applicants serve as investment adviser, investment subadviser or principal underwriter,

including the directors who are not "interested persons," as defined in section 2(a)(19) of

the Act, of such Funds, and their independent legal counsel as defined in rule 0-1(a)(6)

under the Act, relating to the circumstances that led to the Injunction, any impact on the

Funds, and the application. Applicants state they will provide the Boards of the Funds

with all information concerning the Injunction and the application that is necessary for the

Funds to fulfill their disclosure and other obligations under the federal securities laws.

6.   Applicants also state that, if the Fund Servicing Applicants were barred

from providing services to the Funds, the effect on their businesses and employees would

be severe. Applicants state that they have committed substantial resources to establish an

expertise in providing advisory and principal underwriting services to Funds. Applicants

further state that prohibiting the Fund Servicing Applicants from providing such services

would not only adversely affect their businesses, but would also adversely affect over 500

employees who are involved in those activities.

7.   Applicants previously have received exemptions under section 9(c) as the

result of conduct that triggered section 9(a) as described in greater detail in the application.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the

following condition:

Any temporary exemption granted pursuant to the application shall be

without prejudice to, and shall not limit the Commission's rights in any manner

with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from June 9, 2009, until the Commission takes final action on their application for a permanent order.

By the Commission.

Florence E. Harmon
Deputy Secretary